Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM

SILVERCORP REPORTS Q2 FISCAL 2016 FINANCIAL AND OPERATING RESULTS

VANCOUVER, British Columbia – November 12, 2015 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) reported its financial and operating results for the second quarter ended September 30, 2015 (“Q2 Fiscal 2016”). All amounts are expressed in US Dollars.

SECOND QUARTER HIGHLIGHTS

  Cash flows from operations of $4.6 million, or $0.03 per share;

  Repurchased 1,638,252 common shares of the Company;

  Ended the quarter with $70.7 million in cash and short term investments;

  Net income attributable to equity shareholders of $2.2 million, or $0.01 per share;

  Silver sales of 1.3 million ounces, lead sales of 13.2 million pounds, and zinc sales of 4.6 million pounds, down 7%, 7%, and 11%, respectively, from the prior year quarter;

  Realized selling price for silver, lead, and zinc at the Ying Mining District dropped by 26%, 8%, and 19%, respectively, compared to the same prior year quarter;

  Sales of $27.2 million, down 27% from the prior year quarter;

  Significant increase of silver-lead concentrate inventory from 430 tonnes to 2,228 tonnes (containing approximately 0.2 million ounces of silver and 2.0 million pounds of lead) at the Ying Mining District, compared to the prior year quarter;

  Gross margin of 32% compared with 49% in the prior year period;

  Cash cost per ounce of silver, net of by-product credits, of $1.52, compared to negative $0.98 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits, of $12.40, compared to $9.68 in the prior year quarter.

FINANCIALS

Net income attributable to the shareholders of the Company in Q2 Fiscal 2016 was $2.2 million, or $0.01 per share compared to $7.2 million, or $0.04 per share for the three months ended September 30, 2014 (“Q2 Fiscal 2015”).

In the current quarter, the Company’s financial results were mainly impacted by the following: i) lower metal prices, as the realized selling price for silver, lead, and zinc at the Ying Mining District dropped by 26%, 8%, and 19%, respectively, compared to the same prior year quarter, ii) lower gold production and sales as operations at BYP mine have been suspended since August 2014; iii) higher production costs; and iv) lower amount of metals sold as increase in silver-lead and zinc concentrate inventory.

  Sales in Q2 Fiscal 2016 were $27.2 million compared to $37.3 million in Q2 Fiscal 2015. Silver and gold sales represented $14.7 million and $0.5 million, respectively, while base metals represented $12.0 million of total sales in this quarter compared to silver, gold and base metal sales of $21.7 million, $0.7 million, and $14.9 million, respectively, in Q2 Fiscal 2015.

  Cost of sales in Q2 Fiscal 2016 was $18.4 million compared to $18.9 million in Q2 Fiscal 2015. The cost of sales included $14.4 million (Q2 Fiscal 2015 - $14.2 million) cash costs and $4.0 million (Q2 Fiscal 2015 - $4.7 million) depreciation, amortization and depletion charges. The decrease in cost of sales is mainly due to lower amount of metals sold in the quarter, offset by the increase in per tonne mining production costs.

  Gross profit margin in Q2 Fiscal 2016 was 32% compared to 49% in Q2 Fiscal 2015. The decrease in gross profit margin is mainly due to the decline of metal prices, increases in smelter charges, and increased per tonne production costs.

  Cash flows provided by operating activities were $4.6 million or $0.03 per share in Q2 Fiscal 2016 compared to $20.1 million or $0.12 per share in Q2 Fiscal 2015.

  OPERATIONS AND DEVELOPMENT

  In Q2 Fiscal 2016, the Company sold 1.3 million ounces of silver, 13.2 million pounds of lead, and 4.6 million pounds of zinc, compared to 1.3 million ounces of silver, 14.1 million pounds of lead, and 5.2 million pounds of zinc, respectively, in Q2 Fiscal 2015. The decrease of metal sales is mainly due to the Company intentionally increasing its inventory of concentrates in reaction to lower metal prices. As at September 30, 2015, the Ying Mining District had 2,228 tonnes of lead concentrates and 260 tonnes of zinc concentrates in inventory, 1,798 and 220 tonnes higher, respectively, compared to 430 tonnes of lead concentrates and 40 tonnes of zinc concentrates in stock as at September 30, 2014. The estimated metals contained in the concentrates inventory as at September 30, 2015, are approximately 0.2 million ounces of silver, 2.0 million pounds of lead, and 0.2 million pounds of zinc higher, respectively, compared to the metals contained in concentrates inventory as at September 30, 2014.

  For the six months ended September 30, 2015, the Company sold 2.6 million ounces of silver, 27.5 million pounds of lead, and 9.0 million pounds of zinc, compared to 2.5 million ounces of silver, 25.6 million pounds of lead, and 6.4 million pounds of zinc, respectively, in the same prior year period.

  1. Ying Mining District, Henan Province, China

  In Q2 Fiscal 2016, the total ore mined at the Ying Mining District was 171,014 tonnes compared to total ore production of 197,135 tonnes in Q2 Fiscal 2015. Silver and lead head grades improved by 10% and 15%, respectively, to 246 grams per tonne (“g/t”) for silver and 3.8% for lead from 223 g/t for silver and 3.3% for lead, respectively, in Q2 Fiscal 2015.

  In Q2 Fiscal 2016, the Ying Mining District sold 1.1 million ounces of silver, 700 ounces of gold, 11.5 million pounds of lead, and 1.5 million pounds of zinc, compared to 1.3 million ounces of silver, 788 ounces of gold, 12.7 million pounds of lead, and 1.9 million pounds of zinc in Q2 Fiscal 2015. The decrease of metal sales is mainly due to the Company intentionally increasing its inventory of concentrates in reaction to the low metal prices.

  As disclosed in the prior quarter, the mining contractor changeover disruptions have impacted not only the production but also resulted in additional costs at the SGX mine, including approximately $0.5 million in the current quarter and $1.5 million in total. In Q2 Fiscal 2016, the cash mining costs at the Ying Mining District were $10.6 million or $62.15 per tonne, compared to $8.6 million or $43.62 per tonne in Q2 Fiscal 2015. The increase in cash mining costs was mainly due to: i) $0.5 million or $2.6 per tonne arising from the mining contractor changeover interruption; ii) $2.1 million or $14.5 per tonne increase in mining preparation costs as approximately 22,846 metres (“m”) of underground diamond drilling and 6,507 m of preparation tunnelling were conducted in the current quarter, compared to 7,104 m of underground diamond drilling and 4,503 m of preparation tunnelling expensed in Q2 Fiscal 2015; iii) $0.1 million or $0.8 per tonne increase in mine administration costs; offset by iv) $0.3 million or $0.9 per tonne decrease in labour costs and v) $0.2 million decrease in mining contractors’ costs, but lower production output resulting in a higher per tonne costs.

  Compared to the cash mining cost of $9.5 million or $56.65 per tonne in Q1 Fiscal 2016, the cash mining cost increased by $1.1 million or $5.50 per tonne in Q2 Fiscal 2016. Excluding the additional costs arising from the mining contractor interruption, the increase in cash mining costs was mainly due to: i) a $1.4 million increase in mining preparation costs as 22,846 m of underground diamond drilling and 6,507 m of preparation tunnelling were completed, and ii) a $0.2 million or $0.6 increase in mining contractors’ costs as more re-suing mining methods were employed.

  In Q2 Fiscal 2016, total ore milled at the Ying Mining District was 176,936 tonnes, a decrease of 7% compared to 190,831 tonnes in Q2 Fiscal 2015. Cash milling costs were $2.0 million or $11.55 per tonne, a decrease of $0.4 million or $1.22 per tonne, compared to $2.4 million or $12.77 per tonne in Q2 Fiscal 2015.

  All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District in Q2 2016 was $9.88 and $12.06 per ounce of silver compared to $7.68 and $23.49, respectively, in Q2 Fiscal 2015.

  For the six months ended September 30, 2015, the total ore mined at the Ying Mining District was 338,120 tonnes compared to 370,619 tonnes in the same prior year period. Correspondingly, total ore milled was 337,213 tonnes compared to 360,311 tonnes. Head grades were 252 g/t for silver and 3.7% for lead compared to 225 g/t for silver and 3.3% for lead, respectively.

  During the same time periods, the Ying Mining District sold 2.3 million ounces of silver, 1,500 ounces of gold, 23.5 million pounds of lead, and 2.8 million pounds of zinc, compared to 2.4 million ounces of silver, 1,610 ounces of gold, 24.2 million pounds of lead, and 3.2 million pounds of zinc in the prior year.

  For the six months ended September 30, 2015, the cash mining costs at the Ying Mining District were $20.1 million or $59.43 per tonne, compared to $16.7 million or $45.18 per tonne in the same prior year period. The increase in cash mining costs per tonne was mainly due to: i) a $1.5 million or $4.5 per tonne increase arising from the mining contractor changeover interruption; ii) a $2.4 million or $9.6 per tonne increase in mining preparation costs as approximately 39,212 m of underground diamond drilling and 12,563 m of preparation tunnelling were conducted in the current period, compared to 15,709 m of underground diamond drilling and 9,251 m of preparation tunnelling expensed in the same prior year period, and iii) lower production output resulting in a higher per unit fixed costs allocation.

  All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District for the six months ended September 30, 2015 was $9.52 and $10.86 per ounce of silver compared to $8.44 and $17.79, respectively, in same prior year period.

  In Q2 Fiscal 2016, in additional to approximately 22,846 m of underground diamond drilling and 6,507 m of preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 17,271 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $5.7 million compared to $9.0 million in Q2 Fiscal 2015.

  For the six months ended September 30, 2015, in additional to approximately 39,212 m underground diamond drilling and 12,563 m preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 35,790 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $11.8 million in the six months ended September 30, 2015 compared to $17.1 million in the same prior year period.

  The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
	30-Sep-15	30-Jun-15	31-Mar-15 31-Dec-14		30-Sep-14
Ore Mined (tonne)	171,014	167,107	112,327	175,782	197,135
Ore Milled (tonne)	176,936	160,277	99,478	187,154	190,831
Head Grades
Silver (gram/tonne)	246	250	268	253	223
Lead (%)	3.8	3.6	3.7	3.6	3.3
Zinc (%)	0.7	0.8	0.8	1.0	0.7
Recovery Rates
Silver (%)	94.8	94.7	94.8	94.7	94.4
Lead (%)	95.0	94.9	95.3	95.9	95.2
Zinc (%)	55.1	53.5	52.4	66.8	56.7
Metal Sales
Silver (in thousands of ounce)	1,132	1,190	822	1,421	1,251
Gold (in thousands of ounce)	0.7	0.9	0.6	0.9	0.8
Lead (in thousands of pound)	11,529	12,454	8,312	14,168	12,665
Zinc (in thousands of pound)	1,459	1,529	875	2,531	1,944
Cash mining cost ($ per tonne )	62.15	56.65	53.25	57.79	43.62
Total mining cost ($ per tonne )	86.29	75.00	74.84	73.28	55.41
Cash milling cost ($ per tonne )	11.55	12.98	16.20	13.63	12.77
Total milling cost ($ per tonne )	13.70	15.40	20.09	15.77	14.85

2.	GC Mine, Guangdong Province, China

  Commercial production at GC mine commenced on July 1, 2014, and the trial mining operation results in Q1 Fiscal 2015 have been excluded from the consolidated operation results discussed above and revenue realized from metal sales during the trial period was offset against costs capitalized.

  The operational results at the GC mine for the past five quarters are summarized in the table below:

Production results - GC Mine	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14
Ore Mined (tonne)	69,546	66,727	46,111	87,916	70,898
Ore Milled (tonne)	68,465	66,679	46,100	90,287	69,144
Head Grades
Silver (gram/tonne)	107	93	107	104	107
Lead (%)	1.4	1.7	1.2	1.3	1.4
Zinc (%)	2.8	2.5	2.6	2.6	2.8
Recovery Rates
Silver (%)	77.0	79.3	76.1	75.9	79.4
Lead (%)	89.5	89.7	84.9	85.9	88.1
Zinc (%)	82.7	85.1	80.0	80.6	81.0
Metal Sales
Silver (in thousands of ounce)	128	181	99	251	97
Lead (in thousands of pound)	1,632	2,420	867	2,500	1,428
Zinc (in thousands of pound)	3,172	3,029	1,668	4,452	3,259
Cash mining cost ($ per tonne)	36.49	48.74	86.35	33.11	29.25
Total mining cost ($ per tonne)	44.68	56.83	132.41	55.20	51.69
Cash milling cost ($ per tonne)	15.81	15.52	42.70	15.82	17.59
Total milling cost ($ per tonne)	18.05	17.83	58.58	19.88	22.81

  Total ore mined at GC mine in Q2 Fiscal 2016 was 69,546 tonnes at a total mining cost and cash mining cost of $44.68 and $36.49, compared to 70,898 tonnes mined in Q2 Fiscal 2015 at a total mining cost and cash mining cost of $51.69 and $29.25. The increase in cash mining cost was mainly due to $0.6 million or $8.5 per tonne increase in mining preparation cost offset by $0.1 million or $1.7 per tonne in mining contractor’s cost.

  Total ore milled at GC mine in Q2 Fiscal 2016 was 68,465 at a total milling cost and cash milling cost of $18.05 and $15.81, compared to 69,144 tonnes milled in Q2 Fiscal 2015 at a total milling cost and cash milling cost of $22.81 and $17.59.

  The head grades at GC mine were 107 g/t for silver, 1.4% for lead, and 2.8% for zinc in Q2 Fiscal 2016, which are comparable to the head grades in Q2 Fiscal 2015.

  Recovery rates at GC mine were 77% for silver, 89.5% for lead, and 82.7% for zinc in Q2 Fiscal 2016 compared to 79.4% for silver, 88.1% for lead, and 81.0% for zinc, respectively in Q2 Fiscal 2015.

  In Q2 Fiscal 2016, in additional to approximately 6,882 m of underground diamond drilling and 677 m of preparation tunnelling, which were expensed and included in the mining preparation costs, GC mine completed and capitalized approximately 3,090 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized at the GC mine were $0.3 million compared to $1.9 million in Q2 Fiscal 2015.

  For the six months ended September 30, 2015, in additional to approximately 14,298 m of underground diamond drilling and 1,962 m of preparation tunnelling, which were expensed and included in the mining preparation costs, GC mine completed and capitalized approximately 6,459 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized at the GC mine were $0.5 million in the six months ended September 30, 2015 compared to $2.3 million in the same prior year period.

  Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

  This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

  About Silvercorp

  Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

  For further information
  Silvercorp Metals Inc.
  Lorne Waldman
  Senior Vice President
  Phone: (604) 669-9397
  Toll Free 1(888) 224-1881
  Email: investor@silvercorp.ca
  Website: www.silvercorp.ca

  CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

  Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

  Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2015 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

  The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. dollars)

	As at September 30,	As at March 31,
	2015	2015
ASSETS
Current Assets
Cash and cash equivalents	$67,216	$60,179
Short-term investments	3,439	9,343
Trade and other receivables	1,846	1,278
Inventories	9,928	6,899
Due from related parties	147	33
Prepaids and deposits	6,284	5,745
	88,860	83,477

Non-current Assets
Long-term prepaids and deposits	4,670	2,945
Reclamation deposits	2,068	2,112
Investment in an associate	3,362	3,449
Other investments	614	892
Plant and equipment	65,340	64,779
Mineral rights and properties	214,439	214,792
TOTAL ASSETS	$379,353	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$34,256	$21,768
Mine right fee payable	4,259	4,292
Deposits received	5,783	8,303
Dividends payable	-	674
Income tax payable	673	662
	44,971	35,699
Non-current Liabilities
Mine right fee payable	9,650	9,746
Deferred income tax liabilities	22,480	21,592
Environmental rehabilitation	12,821	12,898
Total Liabilities	89,922	79,935
Equity
Share capital	232,246	233,513
Share option reserve	12,249	11,741
Reserves	25,409	25,409
Accumulated other comprehensive loss	(33,989)	(26,697)
Deficit	(1,244)	(5,089)
Total equity attributable to the equity holders of the Company	234,671	238,877

Non-controlling interests	54,760	53,634
Total Equity	289,431	292,511

TOTAL LIABILITIES AND EQUITY	$379,353	$372,446

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014

Sales	$27,213	$37,333	$59,433	$67,949
Cost of sales	18,385	18,894	39,149	33,857
Gross profit	8,828	18,439	20,284	34,092

General and administrative	4,907	6,099	10,251	10,867
Government fees and other taxes	1,847	1,396	3,196	2,977
Foreign exchange gain	(1,984)	(1,594)	(1,397)	(469)
(Gain) loss on disposal of plant and equipment	(22)	14	(15)	14
Share of (gain) loss in associate	(179)	(90)	(101)	42
Loss on investments	-	-	-	15
Other income	(124)	(891)	(114)	(1,047)
Income from operations	4,383	13,505	8,464	21,693

Finance income	264	268	541	432
Finance costs	(139)	(39)	(471)	(71)
Income before income taxes	4,508	13,734	8,534	22,054

Income tax expense	1,529	4,120	1,784	7,805
Net income	$2,979	$9,614	$6,750	$14,249

Attributable to:
Equity holders of the Company	$2,234	$7,228	$4,530	$9,972
Non-controlling interests	745	2,386	2,220	4,277
	$2,979	$9,614	$6,750	$14,249

Earnings per share attributable to the equity holders of the Company Basic and diluted earnings per share	$0.01	$0.04	$0.03	$0.06
Weighted Average Number of Shares Outstanding - Basic and Diluted	170,307,013	170,881,836	170,593,834	170,883,808

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

Three Months Ended September 30,			Six Months Ended September 30,
	2015	2014	2015	2014
Cash provided by
Operating activities
Net income	$2,979	$9,614	$6,750	$14,249
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	124	39	248	71
Depreciation, amortization and depletion	4,400	5,269	9,377	8,692
Share of (gain) loss in associate	(179)	(90)	(101)	42
Income tax expense	1,529	4,120	1,784	7,805
Finance income	(264)	(268)	(541)	(432)
Loss on investments	-	-	-	15
(Gain) loss on disposal of plant and equipment	(22)	14	(15)	14
Share-based compensation	343	445	508	796
Income taxes refund (paid)	56	(2,151)	(303)	(3,447)
Interest received	264	268	541	432
Changes in non-cash operating working capital	(4,599)	2,845	(297)	5,694
Net cash provided by operating activities	4,631	20,105	17,951	33,931

Investing activities
Mineral rights and properties
Capital expenditures	(1,364)	(7,430)	(8,730)	(13,735)
Plant and equipment
Additions	(2,272)	(2,549)	(2,990)	(4,127)
Proceeds on disposals	25	-	30	-
Reclamation deposit paid	-	-	(9)	-
Net redemptions of short-term investments	5,658	(1,850)	5,707	(119)
Net cash provided by (used in) investing activities	2,047	(11,829)	(5,992)	(17,981)

Financing activities
Non-controlling interests
Distribution	-	(2,563)	-	(2,563)
Cash dividends distributed	(638)	(796)	(1,323)	(1,571)
Common shares repurchased as part of normal course issuer bid	(1,267)	-	(1,267)	-
Net cash used in financing activities	(1,905)	(3,359)	(2,590)	(4,134)
Effect of exchange rate changes on cash and cash equivalents	(2,990)	(1,056)	(2,332)	244

Increase in cash and cash equivalents	1,783	3,861	7,037	12,060
Cash and cash equivalents, beginning of the period	65,433	68,813	60,179	60,614
Cash and cash equivalents, end of the period	$67,216	$72,674	$67,216	$72,674

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	171,014	69,546	240,560
Ore Milled (tonne)	176,936	68,465	245,401

+ Mining cost per tonne of ore mined ($)	86.29	44.68	74.26
Cash mining cost per tonne of ore mined ($)	62.15	36.49	54.73
Non cash mining cost per tonne of ore mined ($)	24.14	8.19	19.53

+ Unit shipping costs($)	4.25	-	3.02

+ Milling cost per tonne of ore milled ($)	13.70	18.05	14.91
Cash milling cost per tonne of ore milled ($)	11.55	15.81	12.74
Non cash milling cost per tonne of ore milled ($)	2.15	2.24	2.17

+ Average Production Cost
Silver ($ per ounce)	7.77	7.40	7.89
Gold ($ per ounce)	502	654	523
Lead ($ per pound)	0.45	0.54	0.47
Zinc ($ per pound)	0.37	0.47	0.39

+ Total production cost per ounce of Silver ($)	4.86	2.99	4.67
+ Total cash cost per ounce of Silver ($)	1.88	(1.69)	1.52

+ All-in sustaining cost per ounce of Silver ($)	9.88	13.73	12.40
+ All-in cost per ounce of Silver ($)	12.06	14.80	14.47

Recovery Rates
Silver (%)	94.8	77.0	89.8
Lead (%)	95.0	89.5	93.5
Zinc (%)	55.1	82.7	62.8

Head Grades
Silver (gram/tonne)	246	107	207
Lead (%)	3.8	1.4	3.1
Zinc (%)	0.7	2.8	1.3

Concentrate in stock
Lead concentrate (tonne)	2,228	728	2,956
Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,132	128	1,260
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	11,529	1,632	13,161
Zinc (in thousands of pounds)	1,459	3,172	4,631
Other (in thousands of pound)	-	14,317	14,317

Metal Sales
Silver (in thousands of $)	13,561	1,151	14,712
Gold (in thousands of $)	506	13	519
Lead (in thousands of $)	8,039	1,083	9,122
Zinc (in thousands of $)	838	1,820	2,658
Other (in thousands of $)	-	202	202
	22,944	4,269	27,213
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.98	9.02	11.68
Gold ($ per ounce)	773	797	774
Lead ($ per pound)	0.71	0.66	0.69
Zinc ($ per pound)	0.57	0.57	0.57

  1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
  2 GC Silver recovery rate consists of 55.3% from lead concentrates and 21.7% from zinc concentrates.
  2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
  +Non-IFRS measures.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended September 30, 2014
		Ying Mining
		District[1]	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	197,135	10,344	70,898	278,377
	Ore Milled (tonne)	190,831	18,296	69,144	278,271

+	Mining cost per tonne of ore mined ($)	55.41	29.93	51.69	53.52
	Cash mining cost per tonne of ore mined ($)	43.62	23.38	29.25	39.21
	Non cash mining cost per tonne of ore mined ($)	11.79	6.55	22.44	14.31

+	Unit shipping costs($)	4.38	-	-	3.10

+	Milling cost per tonne of ore milled ($)	14.85	11.73	22.81	16.62
	Cash milling cost per tonne of ore milled ($)	12.77	10.56	17.59	13.82
	Non cash milling cost per tonne of ore milled ($)	2.08	1.17	5.22	2.80

+	Average Production Cost
	Silver ($ per ounce)	7.43	-	12.79	8.16
	Gold ($ per ounce)	383	227	-	441
	Lead ($ per pound)	0.36	-	0.58	0.39
	Zinc ($ per pound)	0.32	-	0.61	0.38

+	Total production cost per ounce of Silver ($)	2.35		4.39	2.50
+	Total cash cost per ounce of Silver ($)	(0.16)		(11.59)	(0.98)

+	Total production cost per ounce of Gold ($)		229		229
+	Total cash cost per ounce of Gold ($)		386		386

+	All-in sustaining cost per ounce of Silver ($)[2]	7.68	180.25	(4.21)	9.68
+	All-in cost per ounce of Silver ($)[2]	23.49	205.25	6.65	25.05

	Recovery Rates
	Silver (%) [3]	94.4		79.4	90.4
	Gold (%)		89.1		89.1
	Lead (%)	95.2		88.1	93.3
	Zinc (%)	56.7		81.0	63.2

	Head Grades
	Silver (gram/tonne)	223		107	192
	Gold (gram/tonne)		2.3		2.3
	Lead (%)	3.3		1.4	2.8
	Zinc (%)	0.7		2.8	1.2

Concentrate in stock
	Lead concentrate (tonne)	430	-	528	958
	Zinc concentate (tonne)	40	-	238	278

Sales Data
Metal Sales
	Silver (in thousands of ounce)	1,251	-	97	1,348
	Gold (in thousands of ounce)	0.8	0.1	-	0.9
	Lead (in thousands of pound)	12,665	-	1,428	14,093
	Zinc (in thousands of pound)	1,944	-	3,259	5,203
	Other (in thousands of pound)	-	-	11,343	11,343
Metal Sales
	Silver (in thousands of $)	20,148	-	1,585	21,733
	Gold (in thousands of $)	655	94	-	749
	Lead (in thousands of $)	9,759	-	1,060	10,819
	Zinc (in thousands of $)	1,364	-	2,538	3,902
	Other (in thousands of $)	-	-	130	130
		31,926	94	5,313	37,333
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	16.11	-	16.35	16.12
	Gold ($ per ounce)	831	1,313	-	871
	Lead ($ per pound)	0.77	-	0.74	0.77
	Zinc ($ per pound)	0.70	-	0.78	0.75
	Other ($ per pound)	-	-	0.01	0.01

  1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
  2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
  3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.
  + Non-IFRS measures.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2015
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	338,120	136,273	474,393
Ore Milled (tonne)	337,213	135,145	472,358

+ Mining cost per tonne of ore mined ($)	80.71	50.63	72.06
Cash mining cost per tonne of ore mined ($)	59.43	42.49	54.56
Non cash mining cost per tonne of ore mined ($)	21.28	8.14	17.50

+ Unit shipping costs($)	4.15	-	2.96

+ Milling cost per tonne of ore milled ($)	14.51	17.94	15.49
Cash milling cost per tonne of ore milled ($)	12.23	15.67	13.21
Non cash milling cost per tonne of ore milled ($)	2.28	2.27	2.28

+ Average Production Cost
Silver ($ per ounce)	7.81	8.80	8.17
Gold ($ per ounce)	499	707	535
Lead ($ per pound)	0.44	0.61	0.47
Zinc ($ per pound)	0.39	0.55	0.41

+ Total production cost per ounce of Silver ($)	4.53	5.91	4.69
+ Total cash cost per ounce of Silver ($)	1.44	1.52	1.45

+ All-in sustaining cost per ounce of Silver ($)	9.52	11.04	11.65
+ All-in cost per ounce of Silver ($)	10.86	11.55	12.88

Recovery Rates
Silver (%)	94.7	77.5	89.8
Lead (%)	95.0	88.6	93.1
Zinc (%)	54.1	82.9	62.3

Head Grades
Silver (gram/tonne)	252	107	211
Lead (%)	3.7	1.4	3.0
Zinc (%)	0.8	2.8	1.3

Concentrate in stock
Lead concentrate (tonne)	2,228	728	2,956
Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,321	309	2,630
Gold (in thousands of ounces)	1.5	-	1.5
Lead (in thousands of pounds)	23,456	4,052	27,508
Zinc (in thousands of pounds)	2,831	6,201	9,032
Other (in thousands of pound)	-	26,532	26,532

Metal Sales
Silver (in thousands of $)	29,523	3,107	32,630
Gold (in thousands of $)	1,230	23	1,253
Lead (in thousands of $)	16,691	2,812	19,503
Zinc (in thousands of $)	1,775	3,896	5,671
Other (in thousands of $)	-	376	376
	49,219	10,214	59,433
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.72	10.06	12.41
Gold ($ per ounce)	813	808	813
Lead ($ per pound)	0.71	0.69	0.71
Zinc ($ per pound)	0.63	0.63	0.63

  1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
  2 GC Silver recovery rate consists of 55.3% from lead concentrates and 22.2% from zinc concentrates.
  2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
  + Non-IFRS measures.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended September 30, 2014
		Ying Mining District[1]	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	370,619	46,547	70,898	488,064
	Ore Milled (tonne)	360,311	48,844	69,144	478,299

+	Mining cost per tonne of ore mined ($)	56.79	30.46	51.69	53.53
	Cash mining cost per tonne of ore mined ($)	45.18	22.85	29.25	40.74
	Non cash mining cost per tonne of ore mined ($)	11.61	7.61	22.44	12.80

+	Unit shipping costs($)	4.56	-	-	3.46

+	Milling cost per tonne of ore milled ($)	14.69	13.36	22.81	15.72
	Cash milling cost per tonne of ore milled ($)	12.49	12.27	17.59	13.20
	Non cash milling cost per tonne of ore milled ($)	2.20	1.09	5.22	2.52

+	Average Production Cost
	Silver ($ per ounce)	7.51	-	12.79	7.96
	Gold ($ per ounce)	408	564	-	481
	Lead ($ per pound)	0.36	-	0.58	0.38
	Zinc ($ per pound)	0.32	-	0.61	0.36
	Other ($ per pound)	-	-	0.01	0.01

+	Total production cost per ounce of Silver ($)	2.62		4.39	2.69
+	Total cash cost per ounce of Silver ($)	0.14		(11.59)	(0.32)

+	Total production cost per ounce of Gold ($)		565		565
+	Total cash cost per ounce of Gold ($)		454		454

+	All-in sustaining cost per ounce of Silver ($)[2]	8.44	19.54	(4.22)	10.74
+	All-in cost per ounce of Silver ($)[2]	17.79	21.24	11.30	20.14

	Recovery Rates
	Silver (%) [3]	94.0		79.4	91.6
	Gold (%)		89.5		89.5
	Lead (%)	95.5		88.1	94.3
	Zinc (%)	56.7		81.0	60.6

	Head Grades
	Silver (gram/tonne)	225		107	206
	Gold (gram/tonne)		2.6		2.6
	Lead (%)	3.3		1.4	3.0
	Zinc (%)	0.7		2.8	1.0

Concentrate in stock
	Lead concentrate (tonne)	430	-	528	958
	Zinc concentate (tonne)	40	-	238	278

Sales Data
Metal Sales
	Silver (in thousands of ounce)	2,377	-	97	2,474
	Gold (in thousands of ounce)	1.6	2.7	-	4.3
	Lead (in thousands of pound)	24,194	-	1,428	25,622
	Zinc (in thousands of pound)	3,155	-	3,259	6,414
	Other (in thousands of pound)	-	-	11,343	11,343

Metal Sales
	Silver (in thousands of $)	37,927	-	1,585	39,512
	Gold (in thousands of $)	1,396	2,775	-	4,171
	Lead (in thousands of $)	18,412	-	1,060	19,472
	Zinc (in thousands of $)	2,126	-	2,538	4,664
	Other(in thousands of $)	-	-	130	130
		59,861	2,775	5,313	67,949
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.96	-	16.35	15.97
	Gold ($ per ounce)	867	1,024	-	965
	Lead ($ per pound)	0.76	-	0.74	0.76
	Zinc ($ per pound)	0.67	-	0.78	0.73
	Other ($ per pound)	-	-	0.01	0.01

  1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
  2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
  3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.
  + Non-IFRS measures.